Exhibit 99.1

Amber International Announces Completion of Merger and New Board and Management

Singapore – March 12, 2025 – Amber International Holding Limited (Nasdaq: AMBR)(“Amber International,” “we,” “us,” “Company,” or “AMBR”), a leading Web3 financial solution and infrastructure provider and operating under the brand name “Amber Premium”, today announced the successful completion of the merger (the “Merger”) between iClick Interactive Asia Group Limited (“iClick”) and Amber DWM Holding Limited (“Amber DWM”) on March 12, 2025 (Eastern Time). As previously announced, the Merger was approved by iClick’s shareholders at an extraordinary general meeting (the “EGM”) held on January 3, 2025. The Company, with its name changed to “Amber International Holding Limited,” continues to be listed on Nasdaq with its new ticker “AMBR”.

Immediately prior to the closing of the Merger (the “Closing”), the Tenth Amended and Restated Memorandum and Articles of Association of the Company, as approved at the EGM, have become effective. Immediately after the Closing, the total number of the Company’s outstanding ordinary shares is 452,678,650 ordinary shares, comprising of 416,445,413 Class A ordinary shares and 36,233,237 Class B ordinary shares.

Name and Ticker Change

In connection with the Merger, the Company’s name was changed from “iClick Interactive Asia Group Limited” to “Amber International Holding Limited,” and its ticker symbol from “ICLK” to “AMBR.” The ADSs of the Company are expected to start trading under the new name and ticker symbol on Nasdaq Global Market on March 13, 2025.

Governance

Effective immediately upon the Closing, the Company’s Board of Directors (the “Board”) and management consist of the following individuals:

•	Mr. Michael Wu has been appointed as the chairman of the Board. Mr. Wu is a co-founder of Amber Group, which is Amber DWM’s shareholder and strategic partner.

•	Mr. Wayne Huo has been appointed as the Company’s chief executive officer and a director. Mr. Huo is also a co-founder of Amber Group.

•	Mr. Wing Hong Sammy Hsieh, who previously served as a director of iClick, continues to serve as a director of the Company after the Closing.

•	Mr. Lub Bun Chong, who previously served as an independent director of iClick, continues to serve as an independent director of the Company after the Closing.

•	Mr. Philip Kan, who previously served as an independent director of iClick, continues to serve as an independent director of the Company after the Closing.

•	Mr. Winson Ip Wing Wai, who previously served as an independent director of iClick, continues to serve as an independent director of the Company after the Closing.

•	Ms. Josephine Ngai Yuk Chun, who previously served as chief financial officer of iClick, has been appointed as the Company’s chief financial officer.

•	Mr. Terence Li, who previously served as the chief strategy advisor of iClick, has been appointed as the Company’s chief strategy officer.

Effective immediately upon the Closing, the committees of the Board consist of the following individuals:

	Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Investment Committee
Chairperson	Winson Ip Wing Wai	Michael Wu	Philip Kan	Lub Bun Chong
	Lub Bun Chong	Wing Hong Sammy Hsieh	Wing Hong Sammy Hsieh	Wing Hong Sammy Hsieh
	Philip Kan		Wayne Huo	Wayne Huo

In connection with the Merger, Mr. Jian Tang, previously the chairman of the board of directors and the chief executive officer of iClick, and Mr. Dylan Huang, previously an independent director of iClick, have resigned from their respective roles with the Company.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR) is a leading Web3 financial solutions and infrastructure provider, operating under the brand name “Amber Premium.” As a core subsidiary of Amber Group, it provides institutional market access, execution infrastructure, and investment solutions to help institutions and high-net-worth individuals optimize their digital asset portfolios. Amber Premium offers a regulated, scalable financial ecosystem powered by proprietary trading technology, AI-driven risk management, and quantitative algorithms across CeFi, DeFi, and OTC markets.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

Serena Wang

Tel: +65 60220 228

Email: pr@ambergroup.io